# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FIGS, Inc., CIK 0001846576
CUSIP: 30260D103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2834 COLORADO AVENUE, SUITE 100, SANTA MONICA, California (CA), 90404
Date of event which requires filing of this statement: 02/27/2025
Amends the filing with accession number 0000950103-24-018560
Filed by CIK 0001017918
Persons authorized to receive notices and communications: Patrick M. Patalino, Baron Capital Group, Inc., 767 Fifth Avenue, 49th Floor, New York, New York (NY), 10153, (212) 583-2119

## Reporting persons
- BAMCO INC /NY/ (CIK 0001017918): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: bank loan (BK); sole voting power 27,833,825; shared voting power 23,327,945; sole dispositive power 27,833,825; shared dispositive power 24,554,051; aggregate amount beneficially owned 52,387,876 (33.97% of the class)
- Baron Capital Management, Inc (CIK 0000790504): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 6,283,708; sole dispositive power 0; shared dispositive power 6,283,708; aggregate amount beneficially owned 6,283,708 (4.07% of the class)
- Ronald Baron (CIK 0001012688): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 27,833,825; shared voting power 29,611,653; sole dispositive power 0; shared dispositive power 58,671,584; aggregate amount beneficially owned 58,671,584 (38.04% of the class)
- Baron Capital Group, Inc: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 27,833,825; shared voting power 29,611,653; sole dispositive power 0; shared dispositive power 58,671,584; aggregate amount beneficially owned 58,671,584 (38.04% of the class)
- Baron Growth Fund (CIK 0000810902): type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 12,368,569; sole dispositive power 0; shared dispositive power 12,368,569; aggregate amount beneficially owned 12,368,569 (8.02% of the class)
- Baron Focused Growth Fund (CIK 0001217673): type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 8,493,569; sole dispositive power 0; shared dispositive power 8,493,569; aggregate amount beneficially owned 8,493,569 (5.51% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: FIGS, Inc.
Address of issuer's principal executive offices: 2834 COLORADO AVENUE, SUITE 100, SANTA MONICA, California (CA), 90404
Comment: This Amendment No. 5 (this "Amendment") amends and supplements that statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on December 31, 2024 (the "Original Schedule 13D"), as amended by the Amendment No. 1, filed on January 7, 2025 ("Amendment No. 1"), the Amendment No. 2, filed on January 14, 2025 ("Amendment No. 2"), the Amendment No. 3, filed on February 21, 2025 ("Amendment No. 3") and the Amendment No. 4, filed on February 27, 2025 ("Amendment No. 4" and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment, the "Schedule 13D"), that relates to the shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of FIGS, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 2834 Colorado Avenue, Suite 100, Santa Monica, California 90404. Except as provided herein, all Items of the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4) remain unchanged and this Amendment does not modify any information previously reported on the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4) is hereby amended and restated as follows:

Calculations of the percentage of Class A Common Stock beneficially owned are based on 154,236,572 shares of Class A Common Stock outstanding as of February 14, 2025, as reported in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 27, 2025.

The aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person and, for such Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

## Signatures
- BAMCO INC /NY/: /s/ Ronald Baron, Ronald Baron/Chairman and CEO (03/03/2025)
- Baron Capital Management, Inc: /s/ Ronald Baron, Ronald Baron/Chairman and CEO (03/03/2025)
- Ronald Baron: /s/ Ronald Baron, Ronald Baron/Individually (03/03/2025)
- Baron Capital Group, Inc: /s/ Ronald Baron, Ronald Baron/Chairman and CEO (03/03/2025)
- Baron Growth Fund: /s/ Ronald Baron, Ronald Baron/CEO (03/03/2025)
- Baron Focused Growth Fund: /s/ Ronald Baron, Ronald Baron/CEO (03/03/2025)